November 24 2017	TSX.V - GIGA

Giga appoints Ed Beswick as Director of
Government Relations

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp., (TSX.V - GIGA), today announced the appointment of Ed Beswick as Director of Government Relations.

Mr. Beswick is a registered professional mining engineer and was the former north central British Columbia Regional Mines Manager operating out of Prince George. More recently, he was a key part of the industry and community effort that led to construction of the 344-kilometre, 287 kilovolt B.C. Hydro Northwest Transmission Line that now extends up Highway 37.

“We are delighted to have Mr. Beswick join our team,” said Mark Jarvis. “He has a deep understanding of our regulatory environment and is the ideal candidate to interface with all relevant governments, including Provincial, First Nations, Federal and Local.”

“I am very happy to be joining the team at Giga,” said Mr. Beswick. “I see the Turnagain project as being an integral part of the supply chain for the electric vehicle Green Revolution. If we can supply class one nickel and cobalt for Lithium Ion batteries, we can have a meaningful impact on reducing the world’s long-term dependence on fossil fuels.”

Mr. Jarvis also announced that Giga Metals has granted 50,000 options to Mr. Beswick with a strike price of $0.80 and a term of five years from the date of grant.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel – 604 681 2300

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Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
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